Exhibit 12
WPX Energy, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2015	2014	2013	2012	2011
	(Millions)
Earnings:
Income (loss) from continuing operations before income taxes	$(2,554)	$204	$(1,728)	$(258)	$181
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(1)	(5)	(4)	(4)	(4)
Income (loss) from continuing operations before income taxes and equity earnings	(2,555)	199	(1,732)	(262)	177
Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees (a)	187	123	108	102	118
Rental expense representative of interest factor	6	6	5	5	3
Total fixed charges	193	129	113	107	121
Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	3	4	3	4	4
Less:
Capitalized interest	(2)	(2)	(1)	(2)	(1)
Total earnings as adjusted	$(2,361)	$330	$(1,617)	$(153)	$301
Fixed charges	$193	$129	$113	$107	$121
Ratio of earnings to fixed charges	(b)	2.56	(d)	(e)	2.49
Preferred dividend requirement	15	—	—	—	—
Combined fixed charges and preferred dividends	208	—	—	—	—
Ratio of earnings to combined fixed charges and preferred dividends	(c)	—	—	—	—
 __________

(a)
Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in provision (benefit) for income taxes in our Consolidated Statements of Operations.

(b)	Earnings are inadequate to cover fixed charges by $2,554 million.

(c)	Earnings are inadequate to cover combined fixed charges and preferred dividends by $2,569 million.

(d)	Earnings are inadequate to cover fixed charges by $1,730 million.

(e)	Earnings are inadequate to cover fixed charges by $260 million.